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                              January 14, 2021

       Brian Coe
       Chief Executive Officer
       Talis Biomedical Corporation
       230 Constitution Drive
       Menlo Park, CA 94025

                                                        Re: Talis Biomedical
Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
6, 2021
                                                            CIK No. 0001584751

       Dear Mr. Coe:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 6, 2021

       Series 1 convertible preferred stock to be outstanding after this offering, page 11

   1. We note your response to prior comment 5. As requested by that comment, in an appropriate location in
your prospectus, please disclose the business purposes for the contemplated issuance
of the Series 1 convertible preferred stock in connection with your offering, why your
majority stockholder desires to own a post-offering security that provides it with the
option to convert its ownership to non-voting common stock at a point in the future, and any
other information regarding the transaction or the related person in the context of the
transaction that is material to investors in light of the circumstances of the particular
transaction. Please refer to Regulation S-K Item 404(a)(6).
 Brian Coe
FirstName  LastNameBrian  Coe
Talis Biomedical Corporation
Comapany
January 14,NameTalis
            2021      Biomedical Corporation
January
Page  2 14, 2021 Page 2
FirstName LastName
Talis One Test, page 126

2. We note your response to prior comment 9. Please revise the Overview section of the
         Summary to clearly disclose that your initial focus was on women's health and sexually transmitted infections and that you postponed development of that program to focus on a
         COVID-19 test.
Intellectual property, page 134

3. We note your response to prior comment 12. Please revise your disclosure to indicate how the in-licensed intellectual property from the University of Chicago and Caltech impacts your competitive position in the industry.
       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Karen E. Deschaine, Esq.